BCSC British Co[redacted]mission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

Freedom of Inforn. ..u Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MAXIMUS VENTURES LTD. (Formerly Essex Resource Corporation)		02	03	31	02	05	21

ISSUER ADDRESS				
Suite 1220 – 800 West Pender Street				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	British Columbia	V6C 2V6	604/685-6493	604/685-6851
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Barbara Dunfield		President		604/685-6851
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
ir@essexresource.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Barbara Dunfield"	Barbara Dunfield	02	05	29
"Ian Rozier"	Ian Rozier	02	05	29

FIN51-901F Rev.2000/12/19

dlw 6/18

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)

CONSOLIDATED QUARTERLY REPORT

MARCH 31, 2002

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit)

	March 31, 2002	Sept. 30, 2001
ASSETS		
Current		
Cash	$ 129,194	$ 312,372
Accounts Receivable	6,786	7,324
Marketable Securities	5,000	5,000
Prepaid Expenses	13,240	14,240
Total Current Assets	154,220	338,936
Due From Related Parties	9,327	26,226
Capital Assets	44,960	52,234
	$ 208,507	$ 417,396
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts Payable and Accrued Liabilities	$ 118,335	$ 137,579
Current Portion of Capital Lease	36,206	4,125
	154,541	141,704
Capital Lease	-	34,102
	154,541	175,806
Shareholders' Equity		
Capital Stock – Authorized – 100,000,000 n.p.v. shares – Issued – 2,556,966 n.p.v. shares	23,751,854	23,751,854
Deficit	(23,697,888)	(23,510,264)
	53,966	241,590
	$ 208,507	$ 417,396

On behalf of the Board:

Signed:
"Ian Rozier" Director
Ian Rozier

Signed:
"Barbara Dunfield" Director
Barbara Dunfield

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001	Six Month Period Ended March 31, 2002	Six Month Period Ended March 31, 2001
EXPENSES				
Accounting	$ 475	$ 3,300	$ 2,450	$ 6,500
Administrative Expenses	-	5,640	4,750	11,280
Consulting Fees	21,225	57,471	39,225	123,918
Corporation Capital Tax	2,500	-	5,000	-
Currency Exchange Loss (Gain)	-	231	594	1,426
Depreciation	3,637	4,869	7,274	9,738
Investor Relations	6,686	11,101	11,221	26,849
Legal	1,047	711	1,345	8,946
Management Fees	18,000	18,000	36,250	36,000
Office and Miscellaneous	4,574	3,553	12,078	7,429
Regulatory Fees	6,809	11,125	6,916	12,704
Rent and Telephone	11,373	15,597	25,615	31,315
Shareholder Communications	8,189	30,517	8,189	34,124
Transfer Agent Fees	3,875	3,544	4,835	4,611
Travel and Automotive	13,138	6,471	22,865	18,513
Wages & Benefits	56	2,071	56	4,730
	101,584	174,201	188,663	338,083
OTHER ITEMS				
Interest & other Income	(228)	(2,343)	(1,039)	(12,060)
(Gain) Loss on Marketable Securities	-	-	-	24,846
Loss for the Period	101,356	171,858	187,624	350,869
Deficit, Beginning of Period	23,596,532	19,532,857	23,510,264	19,353,846
Deficit, End of Period	$ 23,697,888	$ 19,704,715	$ 23,697,888	$ 19,704,715
Loss Per Share for the Period	$ 0.04	$ 0.01	$ 0.07	$ 0.01

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001	Six Month Period Ended March 31, 2002	Six Month Period Ended March 31, 2001
CASH PROVIDED BY (APPLED TO):				
OPERATING ACTIVITIES				
Loss for the Period	$ (101,356)	$ (171,858)	$ (187,624)	$ (350,869)
Item Not Affecting Cash:				
Depreciation	3,637	4,869	7,274	9,738
Net Change in Non-Cash Working Capital Items	(31,328)	24,037	31,274	24,330
	(129,047)	(142,952)	(149,076)	(316,801)
INVESTING ACTIVITES				
Capital Lease Obligation	33,341	-	(34,102)	-
Acquisition of Oil & Gas Projects	-	(46,035)	-	(1,919,807)
	33,341	(46,035)	(34,102)	(1,919,807)
Change in Cash During the Period	(95,706)	(188,987)	(183,178)	(2,236,608)
Cash Position, Beginning of Period	224,900	313,567	312,372	2,361,188
Cash Position, End of Period	$ 129,194	$ 124,580	$ 129,194	$ 124,580

1. Nature and Continuance of Operations

The Company's name was changed from Essex Resource Corporation to Maximus Ventures Ltd. and commenced trading on the TSX Venture Exchange under the new symbol MXV on April 8, 2002.

2. Significant Accounting Policies

This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements.

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
QUARTERLY REPORT MARCH 31, 2002
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Management fees of $36,250 were paid to a company controlled by a director of the Company.

   b) Consulting fees of $36,000 were paid to a company controlled by a director of the Company.

   c) Administration fees of $4,750 were paid to a former officer of the Company.

2. For the Fiscal Year to Date:

   a) Securities Issued: Nil

   b) Options Granted: Nil

   c) At the Annual General Meeting of the Company held on March 14, 2002 shareholders approved the consolidation of the Company's share capital on a 10 old shares for one new share basis. Total shares outstanding was therefore reduced from 25,569,667 shares to 2,556,966 shares.

3. As at March 31, 2002:

   a) Authorized Capital: 100,000,000 common shares without par value.
   Issued Capital: 2,556,966 common shares for $23,751,854.

   b) Options Outstanding: Nil

   c) Total number of shares in escrow or subject to a pooling agreement: Nil

   d) List of Directors:
   Ian T. Rozier
   Barbara E. Dunfield
   Douglas B. Hyndman
   Paul A. Ray
   James Robertson

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
QUARTERLY REPORT MARCH 31, 2002
(Prepared by Management without Audit)
SCHEDULE C

Management Discussion and Analysis:

On March 18, 2002 the Company announced that pursuant to its Annual General Meeting held on March 14, 2002 the Company received shareholder approval to change its name from Essex Resource Corporation to Maximus Ventures Ltd. In conjunction with the name change shareholders approved the consolidation of the Company's share capital on a ten old shares for one new share basis. The Company also passed a Special Resolution to alter the Memorandum changing the authorized capital to 100,000,000 shares post consolidation.

The Board of Maximus Ventures Ltd., as approved by shareholders, consists of Mr. Ian Rozier, M.Sc., P. Eng., as Chairman and Director, Ms. Barbara Dunfield, MBA, as President and Corporate Secretary, Mr. Jim Robertson as Director, Mr. Paul A. Ray as Director and Mr. Douglas Hyndman as Director.

The Company is suspended from trading on the Toronto Stock Exchange and has until August 16, 2002 to organize its affairs to meet the TSE listing Standards. Although, the Company currently trades on the TSX under an Inactive Status it continues to pursue all potential opportunities in an endeavour to enhance shareholder value.

Liquidity and Cash Reserves:

At March 31, 2002, the Company had cash reserves of $129,194 compared to $312,372 at September 30, 2001. Accounts payable and accrued liabilities were reduced to $118,335 from $137,579. The balance of the capital lease ($36,206) is now due within one year.

Investor Relations:

The Company has no formal agreement in this regard as at March 31, 2002.

Subsequent Events:

On April 5, 2002 the Company received notice from the CDNX that it would commence trading under its new name effective April 8, 2002. The Company currently trades under the new symbol MXV on the TSX.

Legal Proceedings: None

Respectively submitted on behalf of the Board of Directors of
ESSEX RESOURCES CORPORATION

Signed: *Barbara Dunfield*"

Barbara Dunfield, President

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER				FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MAXIMUS VENTURES LTD. (Formerly Essex Resource Corporation)				02	03	31	02	05	21
ISSUER ADDRESS Suite 1220 – 800 West Pender Street									
CITY Vancouver	PROVINCE British Columbia	POSTAL CODE V6C 2V6	ISSUER FAX NO. 604/685-6493				ISSUER TELEPHONE NO. 604/685-6851		
CONTACT PERSON Barbara Dunfield		CONTACT'S POSITION President					CONTACT TELEPHONE NO. 604/685-6851		
CONTACT EMAIL ADDRESS ir@essexresource.com		WEB SITE ADDRESS							

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Barbara Dunfield"	Barbara Dunfield	02	05	29
"Ian Rozier"	Ian Rozier	02	05	29

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)

CONSOLIDATED QUARTERLY REPORT

MARCH 31, 2002

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit)

	March 31, 2002	Sept. 30, 2001
ASSETS		
Current		
Cash	$ 129,194	$ 312,372
Accounts Receivable	6,786	7,324
Marketable Securities	5,000	5,000
Prepaid Expenses	13,240	14,240
Total Current Assets	154,220	338,936
Due From Related Parties	9,327	26,226
Capital Assets	44,960	52,234
	$ 208,507	$ 417,396
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts Payable and Accrued Liabilities	$ 118,335	$ 137,579
Current Portion of Capital Lease	36,206	4,125
	154,541	141,704
Capital Lease	-	34,102
	154,541	175,806
Shareholders' Equity		
Capital Stock – Authorized – 100,000,000 n.p.v. shares – Issued – 2,556,966 n.p.v. shares	23,751,854	23,751,854
Deficit	(23,697,888)	(23,510,264)
	53,966	241,590
	$ 208,507	$ 417,396

On behalf of the Board:

Signed:
"Ian Rozier" Director
Ian Rozier

Signed:
"Barbara Dunfield" Director
Barbara Dunfield

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001	Six Month Period Ended March 31, 2002	Six Month Period Ended March 31, 2001
EXPENSES				
Accounting	$ 475	$ 3,300	$ 2,450	$ 6,500
Administrative Expenses	-	5,640	4,750	11,280
Consulting Fees	21,225	57,471	39,225	123,918
Corporation Capital Tax	2,500	-	5,000	-
Currency Exchange Loss (Gain)	-	231	594	1,426
Depreciation	3,637	4,869	7,274	9,738
Investor Relations	6,686	11,101	11,221	26,849
Legal	1,047	711	1,345	8,946
Management Fees	18,000	18,000	36,250	36,000
Office and Miscellaneous	4,574	3,553	12,078	7,429
Regulatory Fees	6,809	11,125	6,916	12,704
Rent and Telephone	11,373	15,597	25,615	31,315
Shareholder Communications	8,189	30,517	8,189	34,124
Transfer Agent Fees	3,875	3,544	4,835	4,611
Travel and Automotive	13,138	6,471	22,865	18,513
Wages & Benefits	56	2,071	56	4,730
	101,584	174,201	188,663	338,083
OTHER ITEMS				
Interest & other Income	(228)	(2,343)	(1,039)	(12,060)
(Gain) Loss on Marketable Securities	-	-	-	24,846
Loss for the Period	101,356	171,858	187,624	350,869
Deficit, Beginning of Period	23,596,532	19,532,857	23,510,264	19,353,846
Deficit, End of Period	$ 23,697,888	$ 19,704,715	$ 23,697,888	$ 19,704,715
Loss Per Share for the Period	$ 0.04	$ 0.01	$ 0.07	$ 0.01

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001	Six Month Period Ended March 31, 2002	Six Month Period Ended March 31, 2001
CASH PROVIDED BY (APPLED TO):				
OPERATING ACTIVITIES				
Loss for the Period	$ (101,356)	$ (171,858)	$ (187,624)	$ (350,869)
Item Not Affecting Cash:				
Depreciation	3,637	4,869	7,274	9,738
Net Change in Non-Cash Working Capital Items	(31,328)	24,037	31,274	24,330
	(129,047)	(142,952)	(149,076)	(316,801)
INVESTING ACTIVITES				
Capital Lease Obligation	33,341	-	(34,102)	-
Acquisition of Oil & Gas Projects	-	(46,035)	-	(1,919,807)
	33,341	(46,035)	(34,102)	(1,919,807)
Change in Cash During the Period	(95,706)	(188,987)	(183,178)	(2,236,608)
Cash Position, Beginning of Period	224,900	313,567	312,372	2,361,188
Cash Position, End of Period	$ 129,194	$ 124,580	$ 129,194	$ 124,580

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002

1. Nature and Continuance of Operations

The Company's name was changed from Essex Resource Corporation to Maximus Ventures Ltd. and commenced trading on the TSX Venture Exchange under the new symbol MXV on April 8, 2002.

2. Significant Accounting Policies

This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements.

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
QUARTERLY REPORT MARCH 31, 2002
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

For information on administrative expenditures and deferred exploration, refer to Schedule A.

Related Party Transactions:

a) Management fees of $36,250 were paid to a company controlled by a director of the Company.

b) Consulting fees of $36,000 were paid to a company controlled by a director of the Company.

c) Administration fees of $4,750 were paid to a former officer of the Company.

2. For the Fiscal Year to Date:

a) Securities Issued: Nil

b) Options Granted: Nil

c) At the Annual General Meeting of the Company held on March 14, 2002 shareholders approved the consolidation of the Company's share capital on a 10 old shares for one new share basis. Total shares outstanding was therefore reduced from 25,569,667 shares to 2,556,966 shares.

3. As at March 31, 2002:

a) Authorized Capital: 100,000,000 common shares without par value.
Issued Capital: 2,556,966 common shares for $23,751,854.

b) Options Outstanding: Nil

c) Total number of shares in escrow or subject to a pooling agreement: Nil

d) List of Directors:
Ian T. Rozier
Barbara E. Dunfield
Douglas B. Hyndman
Paul A. Ray
James Robertson

MAXIMUS VENTURES LTD.
(Formerly Essex Resource Corporation)
QUARTERLY REPORT MARCH 31, 2002
(Prepared by Management without Audit)
SCHEDULE C

Management Discussion and Analysis:

On March 18, 2002 the Company announced that pursuant to its Annual General Meeting held on March 14, 2002 the Company received shareholder approval to change its name from Essex Resource Corporation to Maximus Ventures Ltd. In conjunction with the name change shareholders approved the consolidation of the Company's share capital on a ten old shares for one new share basis. The Company also passed a Special Resolution to alter the Memorandum changing the authorized capital to 100,000,000 shares post consolidation.

The Board of Maximus Ventures Ltd., as approved by shareholders, consists of Mr. Ian Rozier, M.Sc., P. Eng., as Chairman and Director, Ms. Barbara Dunfield, MBA, as President and Corporate Secretary, Mr. Jim Robertson as Director, Mr. Paul A. Ray as Director and Mr. Douglas Hyndman as Director.

The Company is suspended from trading on the Toronto Stock Exchange and has until August 16, 2002 to organize its affairs to meet the TSE listing Standards. Although, the Company currently trades on the TSX under an Inactive Status it continues to pursue all potential opportunities in an endeavour to enhance shareholder value.

Liquidity and Cash Reserves:

At March 31, 2002, the Company had cash reserves of $129,194 compared to $312,372 at September 30, 2001. Accounts payable and accrued liabilities were reduced to $118,335 from $137,579. The balance of the capital lease ($36,206) is now due within one year.

Investor Relations:

The Company has no formal agreement in this regard as at March 31, 2002.

Subsequent Events:

On April 5, 2002 the Company received notice from the CDNX that it would commence trading under its new name effective April 8, 2002. The Company currently trades under the new symbol MXV on the TSX.

Legal Proceedings: None

Respectively submitted on behalf of the Board of Directors of
ESSEX RESOURCES CORPORATION

Signed: *Barbara Dunfield*"

Barbara Dunfield, President